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                                                                       Exhibit 4

                         SPECIAL VALUE BOND FUND II, LLC
                      C/O TENNENBAUM CAPITAL PARTNERS, LLC
                     11100 SANTA MONICA BOULEVARD, SUITE 210
                          LOS ANGELES, CALIFORNIA 90025

                                November 14, 2003

VIA MESSENGER &
VIA FACSIMILE

Water Pik Technologies, Inc.
23 Corporate Plaza, Suite 246
Newport Beach, California  92660
Attn:  Secretary

      Re:   Notice of Intention to Present Business at 2004 Annual Meeting

Dear Sir or Madam:

      We have been advised that November 15, 2003 is the deadline for a stockholder to submit a proposal at the 2004 Annual Meeting of Stockholders (the "2004 Annual Meeting") of Water Pik Technologies, Inc. (the "Corporation"). In accordance with Article NINE, Section C of the Corporation's Restated Certificate of Incorporation (the "Charter"), this letter serves as notice that Special Value Bond Fund II, LLC ("SVBFII"), a stockholder of record of the Corporation, respectfully submits a proposal to declassify the board of directors as set forth on Schedule 1 attached hereto ("Proposal 1") for inclusion in the Corporation's proxy statement and proxy card for the 2004 Annual Meeting.

      In addition, we believe that it would be advisable under good corporate governance principles to include the proposal set forth on Schedule 2 attached hereto ("Proposal 2" and, together with Proposal 1, the "Proposals") in the Corporation's proxy statement and proxy card for the 2004 Annual Meeting, whether or not required under applicable law. Proposal 2 seeks the elimination of additional anti-takeover defenses that we do not believe are in the best interests of the Corporation's stockholders.

      Following is the information required by the Charter with respect to the
Proposals:

      (a)   Name and address of the stockholder submitting the Proposals:

            Special Value Bond Fund II, LLC
            c/o Tennenbaum Capital Partners, LLC
            11100 Santa Monica Boulevard, Suite 210
            Los Angeles, California  90025

      (b) Class and number of shares of the Corporation which are owned beneficially and of record by the stockholder submitting the Proposals:

            SVBFII hereby represents that it (i) owns of record 1,710,485 shares (and may be deemed to own beneficially 2,360,485 shares) of common stock of the Corporation entitled to vote for the election of directors on the date hereof,
(ii) has held such shares for at least one year, (iii) intends to continue to hold such shares through the date of the 2004 Annual Meeting, and (iv) intends to appear in person or by proxy at the 2004 Annual Meeting to present the Proposals. SVBFII may be deemed to share beneficial ownership over such shares with: Special Value Bond Fund, LLC; SVIM/MSM, LLC; SVIM/MSM II,
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LLC; Tennenbaum Capital Partners, LLC (formerly Special Value Investment
Management, LLC); Tennenbaum & Co., LLC and Michael E. Tennenbaum, as more fully described in the Schedule 13D filed by such persons with the Securities and Exchange Commission on January 12, 2001, as amended.

      (c)   Brief description of the Proposals:

            See Schedules 1 and 2 attached hereto.

      (d)   Reasons for submitting the Proposals:

            SVBFII's reasons for submitting the Proposals are set forth in the Supporting Statements to the Proposals. See Schedules 1 and 2 attached hereto.

      (e)   Financial or other interest in submitting the Proposals:

            Other than SVBFII's interest as a stockholder of the Corporation in removing anti-takeover defenses such as those referenced in the Proposals, SVBFII has no financial or other interest in submitting the Proposals.

      SVBFII requests written notice as soon as practicable of any alleged defect in this Notice of Intention to Present Business and reserves the right, following receipt of any such notice, to either challenge, or attempt as soon as practicable to cure, such alleged defect. In the event that the Corporation elects not to include Proposal 2 in its proxy statement and proxy card for the 2004 Annual Meeting, despite the interests of stockholders in doing so, SVBFII requests that the Corporation nonetheless include Proposal 1 as a separate item.

      SVBFII reserves the right to give notice of its intention to present additional business for consideration at the 2004 Annual Meeting or other meeting of the Corporation's stockholders, or to revise the business described herein.

                                        Sincerely,

                                        SPECIAL VALUE BOND FUND II, LLC

                                        By:      SVIM/MSM II, LLC
                                        Its:     Managing Member

                                        SVIM/MSM II, LLC

                                        By:      Tennenbaum & Co., LLC
                                        Its:     Managing Member

                                        TENNENBAUM & CO., LLC

                                        Each of the above by:

                                        /s/ Michael E. Tennenbaum
                                        -----------------------------------
                                        Name:    Michael E. Tennenbaum
                                        Its:     Managing Member

cc:  Institutional Shareholder Services
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                                   SCHEDULE 1

             Stockholder Proposal Concerning Board Declassification

      Special Value Bond Fund II, LLC, c/o Tennenbaum Capital Partners, LLC, 11100 Santa Monica Boulevard, Suite 210, Los Angeles, California 90025, has given notice that it intends to present for action at the 2004 Annual Meeting the following proposal:

      RESOLVED: The stockholders of Water Pik Technologies, Inc. (the "Corporation") request that the board of directors take all necessary actions in accordance with applicable state law to declassify the board of directors as soon as practicable so that all directors are elected annually.

                              Supporting Statement

      The election of directors is the primary avenue for stockholders to influence corporate governance policies and to hold management accountable for its implementation of those policies. We believe that classification of the board of directors, which results in only a portion of the board being elected annually, is not in the best interests of the Corporation and its stockholders.

      The Corporation's board of directors is divided into three classes, with approximately one-third of all directors elected annually to three-year terms. Eliminating this classification system would require each director to stand for election annually and would give stockholders an opportunity to register their views on the performance of the board collectively and each director individually.

      We believe that electing directors in this manner is one of the best methods available to stockholders to ensure that the Corporation will be managed in a manner that is in the best interests of stockholders.

      The evidence indicates that stockholders are dissatisfied with classified boards. The Investor Responsibility Research Center reports that a record number of companies repealed their classified boards in 2003, and that at least 22 companies asked their stockholders to repeal their classified boards with an average level of support for these proposals of 85.5%.

      We therefore urge our fellow stockholders to support this reform. A number of other companies, including Bristol-Meyers Squibb, Coca-Cola Bottling Co., Dell and Dow Jones, have passed management proposals to declassify boards. We regard as unfounded the concern that the annual election of all directors could leave companies without experienced directors in the event that all incumbents are voted out by stockholders. In the unlikely event that stockholders do vote to replace all directors, such a decision would express a dissatisfaction with the incumbent directors and would reflect the need for change.

      WE URGE YOU TO VOTE "FOR" THIS PROPOSAL.
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                                   SCHEDULE 2

      Stockholder Proposal Concerning Elimination of Anti-Takeover Defenses

      Special Value Bond Fund II, LLC, c/o Tennenbaum Capital Partners, LLC, 11100 Santa Monica Boulevard, Suite 210, Los Angeles, California 90025, has given notice that it intends to present for action at the 2004 Annual Meeting the following proposal:

      RESOLVED: The stockholders of Water Pik Technologies, Inc. (the "Corporation") request that, in addition to the board declassification being sought in another proposal, the board of directors also take all necessary actions in accordance with applicable state law to eliminate as soon as practicable all other anti-takeover defenses set forth in the Corporation's governing documents or otherwise applicable to the Corporation, including, without limitation, the following:

      - Allow stockholders to act by written consent of a majority of the shares then outstanding;

      - Allow stockholders to call special meetings by the request of 25% of the shares then outstanding;

      - Allow stockholders to remove directors at any time with or without cause by the affirmative vote of a majority of the shares then outstanding;

      - Allow stockholders to amend the Corporation's charter and bylaws (in all respects) by the affirmative vote of a majority of the shares then outstanding; and

      - Redeem the Corporation's poison pill, eliminate the "fundamental change" provisions in the Corporation's charter and opt out of
            Section 203 of the Delaware code.

                              Supporting Statement

      We believe that anti-takeover defenses, such as (1) restricting stockholder ability to act by written consent, (2) restricting stockholder ability to call special meetings, (3) restricting stockholder ability to remove directors, (4) restricting stockholder ability to amend the Corporation's charter and bylaws, and (5) implementing a poison pill and other impediments to change in control transactions, are NOT consistent with good corporate governance principles and NOT in the best interests of stockholders.

      Anti-takeover defenses like those implemented by the Corporation can delay, discourage, deter or prevent an acquisition of the Corporation at a premium price and make removal of its management more difficult. They also can reduce the opportunities for the Corporation's stockholders to participate in tender offers, including tender offers that are priced above the then-current market price of the Corporation's common stock.

      The evidence indicates that good corporate governance is closely related to company value. A company with good corporate governance will generally perform better over time, leading to a higher stock price. The evidence also suggests that companies with the strongest stockholder rights significantly out-perform companies with weaker stockholder rights and out-perform the broader market.

      Anti-takeover defenses have become increasingly unpopular in recent years due to the adverse affect on company value and the increasing trend towards greater stockholder rights. We believe that the elimination of such defenses is in the best interests of the Corporation's stockholders, and therefore urge our fellow stockholders to support this reform.

      WE URGE YOU TO VOTE "FOR" THIS PROPOSAL.